

16002036

SI

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/15___ AND ENDING___12/31/15___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott James Group, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6700 Arlington Blvd.

(No. and Street)

Falls Church	Virginia	22042-2105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott James   703-533-2500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayah, Tamba S.

(Name – if individual, state last, first, middle name)

7005 Good Luck Road	New Carrollton	Maryland	20784-3621
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

       ☒ Certified Public Accountant

       ☐ Public Accountant

       ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Scott S. James_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Scott James Group, Inc._____ , as

of ___December 31_____ , 20 _15___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                                        Signature

                                                    President, CCO

_____   _____
            Notary Public   Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
       consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TAMBA S. MAYAH, CPA

SCOTT JAMES GROUP, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2015

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors

SCOTT JAMES GROUP, INC.

I have audited the statement of financial condition of Scott James Group, Inc., as of December 31, 2015 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board Pursuant to SEA Rule 17a-5(g). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of Scott James Group, Inc. as of December 31, 2015, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended in conformity with the standards of the Public Company Accounting Oversight Board Pursuant to SEA Rule 17a-5(g).

Tamba S. Mayah, CPA
New Carrollton, Maryland
February 22, 2016

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

Scott James Group, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2015

ASSETS	Allowable	Non-Allowable	Total
Cash	29,518		
Fixed Income	69,355		
Deposits at Clearing Organizations	29,602		
Other Assets		3,148	
TOTAL ASSETS	128,475	3,148	131,622

LIABILITIES & STOCKHOLDER'S EQUITY
LIABILITIES

	Al Liabilities	Non-Al Liabilities	Total
Accounts Payable	30,281	0	30,281
Long – Term Debt	0	0	0
TOTAL LIABILITIES	30,281	0	30,281

STOCKHOLDER'S EQUITY
CAPITAL CONTRIBUTED
Common stock, par value $1, authorized 500 shares,

1 share issued and outstanding	1
Additional Paid-In Capital	328,129
Total Capital Contributed	328,130
	-
ACCUMULATED DEFICIT	226,788
TOTAL STOCKHOLDER'S EQUITY	101,342
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	131,622

See Notes to Financial Statements

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

Scott James Group, Inc.
Statement of Operations
For The Year Ended December 31, 2015

REVENUE	
Commissions and fees	122,226
Gains or losses on firm securities investment accounts	-555
Fees for account supervision, investment advisory and administrative services	0
Other revenue	4,307
Total Revenue	125,977
EXPENSES	
Employee compensation and benefit	116,396
Commissions	26,228
Finance charges	880
Regulatory fees and expenses	18,377
Other expenses	17,609
Total Expenses	179,490
NET INCOME	-$53,513

See Notes to Financial Statements

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7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

Scott James Group, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2015

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
				-	
Balance, December 31, 2014	1	$1	$254,249	$173,275	$80,975
Net Income				-$53,513	-$53,513
Additions			$73,880		$73,880
Deductions					
Balance, December 31, 2015	1	$1	$328,129	- 226,788	$101342

See Notes to Financial Statements

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

Scott James Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015
Increase (Decrease) in Cash

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	(53,513)
Decrease In Accounts Payable	(44,278)
Board Maturity	24,914
Net Cash Provided by Operating Activities	-72,878

CASH FLOWS FROM INVESTING ACTIVITIES

Capital Contributions	73,880
Capital Withdrawals	0
Net Cash Provided by Capital Contributions	73,880

CASH FLOWS FROM FINANCING ACTIVITIES	0

NET INCREASE IN CASH	1,002
CASH, BEGINNING OF YEAR	105,620
CASH, END OF YEAR	106,622

SCOTT JAMES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business – The Company is a broker-dealer registered with the SEC and is a member of FINRA. The Company acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds, and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the Washington, D.C. metropolitan area.

A Summary of the Company's significant accounting policies follows:

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment securities – Investment securities valued using level 2 inputs that are based one or more quoted prices in markets that are not active. Changes in this fair value are recognized currently as unrealized gains or losses and Included in the statement of operations under the caption "Gains on investments".

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Income recognition - Commission revenue is recognized when it is received by the Company, based on security transactions recorded on their trade date.

Income taxes – The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate income taxes, the shareholder of the S Corporation is taxed on his share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes only demand deposit accounts as cash on the accompanying statement of financial condition.

Fair value measurement and hierarchy – ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily valuable active quote prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price

SCOTT JAMES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

(1) <u>**Nature of business and significant accounting policies (continued)**</u>

Fair value measurement and hierarchy (continued)

observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would us in pricing the asset or liability developed base on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- **Level 1** – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- **Level 2** – Valuations based on one or more quoted prices in markets that are active or for which all significant inputs are observable, either directly or indirectly.

- **Level 3** – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3

Subsequent events policy – Subsequent events have been evaluated through February 22, 2016 which is the date the financial statements were issued.

SCOTT JAMES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

(2) Investment Securities

Cost, fair value and aggregate unrealized gains and losses for investment securities measured on a recurring basis at December 31, 2013 are as follows:

	Fair Market	Cost	Unrealized Gains	Losses
Fixed income securities	$ 69,355	$60,000	$9,355	
Total investment securities	$ 69,355	$60,000	$9,355	

The fair market values of the marketable securities are measured using quoted prices in active markets. Gains on investments are reflected on the Statement of Operations to include realized and unrealized gains for the year ending December 31, 2015 as follows:

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	(Level 2)
Net realized gains	$ 0
Net unrealized gains	11,604

Total realized and unrealized gains $11,604

(3) Customer transactions

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

(4) Related party transactions

The Company shares office facilities and personnel resources with a related party, which is a registered investment advisor that is owned 100% by the Company's president.

The office facilities are owned by an LLC, which is owned 100% by the president of the Company. As part the operating agreement between the Company and the registered investment advisor, the Company contributes $1,200 towards annual rent, which it pays directly to the LLC.

The accounts payable balance at December 31, 2015 reflects $30,281 of commissions owed to the president of the Company.

SCOTT JAMES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

(5) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2015, the Company had net capital and net capital requirements of $95,388 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.3175 to 1 at December 31, 2015.

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

(6) Financial Instruments

Off-balance-sheet credit risk – In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The company's customer securities activities are transacted on a cash basis.

As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

(7) Deposit with clearing organization

The Company clears securities transactions with one organization, Pershing, LLC. The Company had $25,000 on deposit with the organization on December 31, 2015.

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

SCOTT JAMES GROUP, INC.

Our audit was made for the purpose of forming an opinion on the basic financial statements of the Scott James Group, Inc. for the year ended December 31, 2015 taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information, as required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, the accompanying additional information is fairly stated in material respects in relation to the basic financial statements taken as a whole.

Tamba S. Mayah, CPA
New Carrollton, MD
February 22, 2016

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TAMBA S. MAYAH, CPA

SCOTT JAMES GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS & NET CAPITAL
NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2015

	Schedule I
Total ownership equity from Statement of Financial Condition	101,342
Additions:	
Other	0
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	3,148
Net capital before haircut on securities positions	98,198
Haircuts on securities:	
Trading and investment secutities	2,806
Net Capital	$95,388
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total AI Liabilities from Statement of Financial Condition	30,281
Total aggregate indebtedness	30,281
Percentage of aggregate indebtedness to net capital	31.74%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum dollar net capital requirement of reporting broker or dealer (1)	50,000
Excess Net Capital	45,388

(1) Operates under (k)(2)ii exemption.

See Auditor's Report on Additional Information

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

SCOTT JAMES GROUP, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

December 31, 2015

Schedule II

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5
$95,388

    Audit adjustments:
        No adjustments   -

—

Net capital as reported on Schedule I
$95,388

—

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5
$30,281

    Audit adjustments:
        No adjustments   -

—

Total aggregate indebtedness as Reported on Schedule I
$30,281

—

See Auditors' Report on Additional Information

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

SCOTT JAMES GROUP, INC.

STATEMENT PURSUANT TO RULE 15c3-3

December 31, 2015

Schedule III

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Accounting for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2) of the rule.

See Auditors' Report on Additional Information

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

SCOTT JAMES GROUP, INC.

**AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL**

December 31, 2015

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

INDEPENDANT AUDITOR' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

SCOTT JAMES GROUP, INC.

In planning and performing our audit of the financial statements of Scott James Group, Inc. for the year ended December 31, 2015, I considered the Company's internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Scott James Group, Inc., that I have considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to n the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

Board of Directors
Scott James Group, Inc.
Page 2

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an option on the system of internal accounting control of Scott James Group, Inc. taken as a financial reporting that I consider to be significant deficiencies.

A control deficiency exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. I consider the following deficiencies to be a material weakness in internal control over financial reporting.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 115, the lack of segregation of duties is defined as areas of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed but the Company. My study and evaluation disclosed no facts that came to my attention to cause us to believe the Company was not in compliance with the exemptive provision Rule 15c3-3.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2015, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Tamba S. Mayah, CPA
New Carrollton, Maryland
February 22, 2016

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7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

TAMBA S. MAYAH, CPA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT
SCOTT JAMES GROUP, INC
DECEMBER 31, 2015

To the Board of Directors of Scott James Group, Inc
6700 Arlington Boulevard
Falls Church, VA 22042

I have reviewed management's statements, as of December 31, 2015, included in the accompanying Scott James Group, Inc. Exemption Report, in which (1) Scott James Group, Inc., broker, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Scott James Group, Inc, broker, claimed an exemption from 17 C.F.R. §240.15c3.3: The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k)(2)(II) (the "exemption provisions") and (2) Scott James Group, Inc., broker, stated that Scott James Group, Inc., broker, met the identified exemption provisions throughout the most recent fiscal year without exception. Scott James Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scott James Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements, as of December 31, 2015, referred to above, for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k): The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k) throughout the most recent fiscal year without exception, of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the specified parties to whom this report is addressed, and is not intended to be and should not be used by anyone other than these specified parties.

Tamba S. Mayah
New Carrollton, Maryland
February 22, 2016

Scott James Group, Inc. Exemption Report

Scott James Group, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Scott James Group, Inc.

I, Scott S. James, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: President, CCO
2/21/16

TAMBA S. MAYAH, CPA

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Scott James Group, Inc
6700 Arlington Boulevard
Falls Church, VA 22042

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015. which were agreed to by the Scott James Group, Inc., the Securities and Exchange Commission, and the Financial Industry Regulatory Authority Inc., solely to assist you and the other specified parties in evaluating Scott James Group. Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Scott James Group, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective to cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7T for the period January 1, 2015 through December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tamba S. Mayah
New Carrollton, Maryland
February 22, 2016

SCOTT JAMES GROUP, INC.

SCHEDULE OF PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

For The Period January 1, 2015 to December 31, 2015

Date Paid	Assessment	Overpayment Applied	Overpayment Carried Forward	Total Paid
7/29/15	$118.92	$None	$None	$118.92
2/24/16	$129.59	$None	$None	$129.59

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1443 Fax

SCOTT JAMES GROUP, INC.
6700 Arlington Boulevard
Falls Church, VA 22042
February 22, 2016

Tamba S. Mayah, CPA
MAYAH & ASSOCIATES, CPAs
7005 Good Luck Road
New Carrollton, MD 20784

Dear Mr. Mayah:

Subject: Letter of Representation

In connection with your application of agreed-upon procedures with
regard to Scott James Group, Inc.'s compliance with Rule 17a-5(e)(4)
under the Securities and Exchange Act of 1934, the Schedule of
Assessment and payments [Transitional Assessment Reconciliation
(Form SIPC-7T)], the Securities Investor Protection Corporation, SIPC,
and the Financial Industry Regulatory Authority, Inc., for the year
ended December 31, 2015, for the purpose of determining that Scott
James Group, Inc. is in full compliance with regulations of the agencies
stated above, we confirm, to the best of our knowledge and belief, the
following representations made to you during your audit.

One
We are responsible for our compliance with these regulations and for
the fair presentation in the financial statements and the records of Scott
James Group, Inc. of all the rules and requirements as stated in these
regulations.

Two
We have made available to you all:

Financial records and related data;

Minutes of the meeting of directors and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

Three
There have been no;

Irregularities involving management or employees who have significant roles in the internal control structure;

Irregularities involving other employees that could have a material effect on the financial statements;

Communication from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements, records, and transactions.

Four
Adequate collateral has been maintained during the year being audited, regarding securities that traded on margin.

Five
The contractual agreement with the securities custodian was not violated in any form or manner.

Six
The minimum capital requirement for reporting of Broker/Dealer was maintained as prescribed by law.

Seven
No funds belonging to Scott James Group, Inc., were converted to personal use, or for the use of businesses affiliated or associated with the Corporation.

Eight
There are no:

Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

Other material liabilities or contingencies that are required to be accrued or disclosed.

Nine
There are no unasserted claims or assessments that our lawyers have advised us are probable of assertion and must be disclosed.

Ten
There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

Eleven
We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

Twelve
No events have occurred subsequent to the balance sheet date that would require adjustments to or disclosure in the financial statements.

Scott S. James
SCOTT JAMES GROUP, INC.
February 22, 2016